SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – IR 16/16

Clarification on CVM consultation

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power with shares listed on the BM&FBOVESPA (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), hereby provides clarifications on the new item published on August 24, 2016 in the media Reuters Brazil, Business section, entitled “Copel avalia trocar ou vender ativos de transmissão. PR quer reduzir fatia na estatal” (Copel studying exchange or sale of transmission assets. PR wishes to reduce state government stake), requested via Official Letter 410/2016/CVM/SEP/GEA-1, sent on August 24, 2016 by the Brazilian Securities and Exchange Commission – CVM, which is transcribed below.

“Official Letter 410/2016/CVM/SEP/GEA-1

Rio de Janeiro, August 24, 2016.

To:

Luiz Eduardo da Veiga Sebastiani

Investor Relations Officer

COMPANHIA PARANAENSE DE ENERGIA - COPEL Rua Coronel Dulcídio 800, 3º andar - Batel Curitiba - PR

CEP: 80420-170

Phone: (41) 3310-5115/ Fax: (41) 3331-3136

E-mail: ri@copel.com

Copies to: emissores@bvmf.com.br; ccarajoinas@bvmf.com.br; apereira@bvmf.com.br

Subject: Request for clarification regarding news item

Dear Officer,

1. We refer to the news item published today by the Business section of Reuters Brasil, entitled Copel avalia trocar ou vender ativos de transmissão. PR quer reduzir fatia na estatal, (Copel studying exchange or sale of transmission assets. PR wishes to reduce state government stake), which contains the following affirmations:

Copel, owned by the Paraná state government, intends to focus its transmission activities in its state of origin and neighboring regions in order to reduce operating costs, which may take place through a revision of its project portfolio, with the exchange or sale of assets, declared Luiz Eduardo Sebastiani, the company’s Investor

Relations Officer, this Wednesday.

Notice to the Market – IR 16/16

The executive, who spoke with journalists after Copel’s meeting with investors in São Paulo, also confirmed that the Paraná government intends to reduce its interest in the company in order to raise cash, but stated that this would not involve disposal of the company’s control, which would remain with the state.

Regarding plans for the transmission area, Sebastiani explained that Copel had already begun talks with Eletrosul, an Eletrobras subsidiary that mainly operates in the South of Brazil, to assess the exchange of interests in transmission line companies, so that Copel would remain with those closest to Paraná with no loss of revenue.

He went on to say that Copel may consider the sale of projects in the North and Northeast of the country, such as a transmission line in Maranhão which it owns in partnership with the Spanish firm, Elecnor, and lines in the North, where it is a partner of the Chinese-owned State Grid. "But as yet this is just an idea,” he declared.

Sebastiani further said that Copel does not need to sell assets to reduce its leverage, which has gone up in recent quarters, stating that the eventual negotiations in question were associated with a revision of the company’s strategy of seeking increased synergy and efficiency.

He also said that Copel may, if necessary, sell its stake in the Paraná state sanitation company, Sanepar, but that the transaction is not being assessed at the moment since the price of the shares is low in relation to the returns it receives through dividends.

GOVERNMENT STUDIES SALE

Sebastiani went on to say that the Paraná government is considering selling shares in Copel that exceed the minimum needed to retain control.

The state of Paraná owns 31% of Copel’s capital, or 58.6% of the common shares.

He declared that if this deal went ahead, the company’s shares would become more liquid, but the decision was up to the government and would not affect the company’s business.

DISTRIBUTION

Copel was optimistic regarding its power distribution business, according to Artur Felipe Pessuti, the company’s market head.

He affirmed that the fourth tariff revision cycle of the group’s distributor, concluded in June, should substantially improve the company’s results by raising its remuneration base to R$4.9 billion, versus R$2.5 billion in the previous revision.

According to him, the distributor Copel-D will total cash generation measured by EBITDA of between R$650 and R$700 million in the next 12 months, versus negative EBITDA of R$197.7 million in the first half of 2016.

"We know that not everyone accepts this figure, especially looking back at the last few quarters, but that’s what we expect," Pessuti concluded.

2. Given the above, we request that you confirm if the information contained in said news item is in fact true and, if so, why it was not deemed to constitute a material fact, together with any other information deemed important.

3. Said clarification should be sent through the Empresa.NET System, category: Notice to the Market, type: Clarification on CVM/BOVESPA Queries, subject: News Item Published in the Media, which should include a transcription of this letter.

4. We caution that, as determined by the Corporate Relations Department, in compliance with its legal duties and, based on item II of Article 9 of Law 6385/76 and CVM Instruction 452/07, a punitive fine in the

Notice to the Market – IR 16/16

amount of one thousand reais (R$1,000.00) will be applied, without prejudice to other administrative sanctions, in case of non-compliance with the requirements in this letter, sent exclusively by e-mail, by 9:30 a.m. on August 25, 2016, notwithstanding the content of the sole paragraph of article 6 of CVM Instruction 358/02.

Sincerely,”

Copel hereby declares that the information in the news item is true and was not deemed to constitute a material fact due to the following reasons, listed as its theme.

1. Exchange of Assets

This fact is presented only as a study within the Company and does not envision any significant change in the position of the company assets. In addition, the Copel clarifies that it analyses very carefully any opportunities for the disposal of assets, although this opportunity is characterized only as a hypothesis, since the Company has a position of financial strength, a thriving operating cash flow and a conservative capital structure.

2. Bill of the Initiative of Paraná State

Regarding the project that is under public discussion in the state legislature, in which the majority shareholder seeks permission to sell some of the Company's stock, this fact does not translate into a significant impact on the strategy and conduct of the Copel's business, it is still a subject under discussion in the Paraná political scene as the same bill deals with the maintenance of the shareholding control of the Company by the State.

3. Tariff Revision of Copel Distribution

Finally, we point out that the figures mentioned herein on the tariff revision of Copel Distribuição involve the expectations based on the assumptions currently available and do not constitute, therefore, as a guarantee of future performance. In addition, data regarding the tariff revision have grounding in public documents by Aneel, which are widely known and have even been the subject of a statement to the market IR 12/2016.

Given the above, the Management of Copel reiterates its commitment to a management based on value creation and also, in view of the provisions of CVM Instruction No. 358/2002, once again reaffirms its commitment to disclose the subjects, in a timely manner, that are of interest to its shareholders and to the financial community in general.

We remain at your disposal for any further information you may require.

Curitiba, August 25, 2016.

Luiz Eduardo da Veiga Sebastiani
Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team: ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 25, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.